Exhibit 99.2

Advanced Accelerator Applications SA

Advanced Accelerator Applications S.A.

20 rue Rudolf Diesel

01630 Saint Genis Pouilly

____________________________

UNAUDITED IFRS CONDENSED
CONSOLIDATED INTERIM FINANCIAL
STATEMENTS

Three months and Nine months ended
September 30, 2015 and 2014

September 30, 2015 and 2014

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF INCOME

Three Months and Nine Months ended September 30, 2015 and 2014

In € thousands	Notes	Three Months Ended		Nine Months Ended
		09.30.2015	09.30.2014	09.30.2015	09.30.2014

Sales	4.1	23,164	16,937	66,138	50,166
Raw materials and consumables used		(4,827)	(3,579)	(13,918)	(9,781)
Personnel costs	4.2	(7,535)	(5,838)	(20,505)	(14,844)
Other operating expenses	4.4	(10,201)	(6,848)	(31,879)	(22,903)
Other operating income	4.5	1,533	872	4,210	3,338
Depreciation and amortization		(2,748)	(2,693)	(8,208)	(7,257)

Operating loss		(614)	(1,149)	(4,162)	(1,281)

Finance income (including changes in fair value of contingent consideration)	4.7	56	2,579	141	1,319
Finance costs (including changes in fair value of contingent consideration)	4.7	(967)	(3)	(5,278)	(801)

Net finance (loss) / income		(911)	2,576	(5,137)	518

Profit / (Loss) before income taxes		(1,525)	1,427	(9,299)	(763)

Income taxes	4.8	(293)	(991)	(982)	(1,683)

Profit / (Loss) for the period		(1,818)	436	(10,281)	(2,446)

Attributable to:
Owners of the company		(1,818)	855	(10,281)	(1,548)
Non-controlling interests		-	(419)	-	(898)

Profit / (Loss) per share

Basic (€ per share)	5.5	(0.03)	0.01	(0.16)	(0.02)
Diluted (€ per share)	5.5	(0.03)	0.01	(0.16)	(0.02)

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Advanced Accelerator Applications SA

Unaudited Condensed Consolidated statements of comprehensive income

Three Months and Nine Months ended September 30, 2015 and 2014

In € thousands	Three Months Ended		Nine Months Ended
	09.30.2015	09.30.2014	09.30.2015	09.30.2014
Profit / (loss) for the period	(1,818)	436	(10,281)	(2,446)

Other comprehensive income / (expense):

Items that may be reclassified subsequently to profit or loss
Exchange differences on translating foreign operations	(1,714)	1,042	2,173	1,646

Items that will never be reclassified subsequently to profit or loss
Remeasurement of defined benefit liability	1	(64)	38	(57)

Other comprehensive (expense) / income net of tax (1)	(1,713)	977	2,211	1,589
Total comprehensive profit / (loss) for the period	(3,531)	1,413	(8,070)	(857)

Total comprehensive loss attributable to:
Owners of the company	(3,531)	1,789	(8,070)	(10)
Non-controlling interests	-	(376)	-	(847)

(1)	Negative tax effect of €19 thousand at September 30, 2015 and €28 thousand at September 30, 2014.

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Advanced Accelerator Applications SA

Unaudited Condensed Consolidated statements of financial position at September 30, 2015

ASSETS (In € thousands)	Notes	09.30.2015	12.31.2014
Non-current assets		111,623	107,842
Goodwill	5.2	22,256	21,377
Other intangible assets	5.2	31,689	32,410
Property, plant and equipment	5.3	55,797	51,779
Financial assets		1,478	1,959
Deferred tax assets		403	317
Current assets		97,085	78,672
Inventories		4,357	3,363
Trade and other receivables	5.4	27,289	20,053
Other current assets		13,148	10,160
Cash and cash equivalents		52,291	45,096
TOTAL ASSETS		208,708	186,514

EQUITY AND LIABILITIES (In € thousands)	Notes	09.30.2015	12.31.2014
Equity attributable to owners of the company		101,559	85,187
Share capital		6,777	6,323
Share premium		141,264	118,421
Reserves and retained earnings		(36,201)	(30,058)
Net loss for the period / year		(10,281)	(9,499)
Total equity	5.5	101,559	85,187
Non-current liabilities		70,239	70,709
Non-current provisions		8,408	8,011
Non-current financial liabilities	5.7	17,585	20,971
Deferred tax liabilities		3,535	4,460
Other non-current liabilities	5.8	40,711	37,267
Current liabilities		36,910	30,618
Current provisions		46	128
Current financial liabilities	5.7	5,603	5,915
Trade and other payables		14,911	12,156
Other current liabilities	5.8	16,350	12,419
Total liabilities		107,149	101,327
TOTAL EQUITY AND LIABILITIES		208,708	186,514

September 30, 2015 and 2014	4

Advanced Accelerator Applications SA

Unaudited Condensed Consolidated statement of changes in equity

Nine months ended September 30, 2015

	Attributable to the company
In € thousands	Share capital	Share premium	Translation reserve	Group share of net Income / (loss) for the period	Group reserves	Total Attributable to owners of the Company	Total
As at January 1, 2015	6,323	118,421	1,620	(9,499)	(31,678)	85,187	85,187

Comprehensive income for the period
Loss for the period	-	-	-	(10,281)	-	(10,281)	(10,281)
Other comprehensive income / (loss) for the period	-	-	2,173	-	38	2,211	2,211
Total comprehensive income	-	-	2,173	(10,281)	38	(8,070)	(8,070)

Transactions with owners of the company
Issue of ordinary shares (1)	454	22,843	-	-	-	23,297	23,297
Appropriation of 2014 net loss	-	-	-	9,499	(9,499)	-	-
Equity-settled share-based payments	-	-	-	-	1,145	1,145	1,145
Total transactions with owners of the company	454	22,843	-	9,499	(8,354)	24,442	24,442
At September 30, 2015	6,777	141,264	3,793	(10,281)	(39,994)	101,559	101,559

(1)	See note 5.5

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Advanced Accelerator Applications SA

Unaudited Condensed Consolidated statement of changes in equity

Nine months ended September 30, 2014

	Attributable to the company
In € thousands	Share capital	Share premium	Translation reserve	Group share of net Income / (loss) for the year	Group reserves	Total Attributable to owners of the Company	Non-controlling interests	Total
As at January 1, 2014	5,415	76,594	(433)	(12,152)	(13,701)	55,723	1,360	57,083

Comprehensive income for the period
Loss for the period	-	-	-	(1,548)	-	(1,548)	(898)	(2,446)
Other comprehensive income / (loss) for the period	-	-	1,595	-	(57)	1,538	51	1,589
Total comprehensive income	-	-	1,595	(1,548)	(57)	(10)	(847)	(857)

Transactions with owners of the company
Issue of ordinary shares (1)	878	41,856	-	-	(603)	42,131	-	42,131
Appropriation of 2013 net loss	-	-	-	12,152	(12,152)	-	-	-
Equity-settled share-based payments	-	-	-	-	1,739	1,739	-	1,739
Other transactions with owners of the company	-	-	-	-	(90)	(90)	124	34
Total transactions with owners of the company	878	41,856	-	12,152	(11,106)	43,780	124	43,904

At September 30, 2014	6,293	118,450	1,162	(1,548)	(24,864)	99,493	637	100,130

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Advanced Accelerator Applications SA

Unaudited Condensed Consolidated statements of cash flows

Nine Months ended September 30, 2015 and 2014

In € thousands	09.30.2015	09.30.2014
Cash flows from operating activities
Net loss for the period	(10,281)	(2,446)
Adjustments:
Depreciation, amortization and impairment of non-current assets	8,208	7,257
Share based payment expense	1,145	1,739
Gain on disposal of property, plant and equipment	(3)	41
Net finance loss / (income)	5,137	(518)
Income tax expense	982	1,683
Subtotal	5,188	7,756
Increase in inventories	(994)	(1,205)
Increase in trade and other receivables	(7,236)	(2,798)
Increase in trade and other payables	247	102
Change in other current and non-current liabilities	(938)	(1,605)
Increase in provisions	224	1,919
Change in working capital	(8,697)	(3,587)
Income tax paid	(1,138)	(553)
Net cash (used in) / generated by operating activities	(4,647)	3,616
Cash flows from investing activities
Acquisition of property, plant and equipment	(7,451)	(8,687)
Acquisition of intangible assets	(723)	(494)
Acquisition of financial assets	(70)	(263)
Interests received	230	-
Repayment on financial assets	278	-
Proceeds from disposal of property, plant and equipment	115	-
Acquisition of subsidiaries, net of cash acquired	-	(350)
Net cash used in investing activities	(7,621)	(9,794)
Cash flows from financing activities
Payment of deferred and contingent liabilities to former owners of acquired subsidiaries	(200)	(384)
Issuance of share capital	23,297	40,666
Proceeds from borrowings	-	5,277
Repayment of borrowings	(3,719)	(3,963)
Interests paid	(427)	(561)
Net cash generated by financing activities	18,951	41,035

Net increase in cash and cash equivalents	6,683	34,857

Cash and cash equivalents at the beginning of the period	45,096	13,610
Effect of exchange rate changes on cash and cash equivalents	506	215
Cash and cash equivalents at the end of the period *	52,285	48,682

* Netted of bank overdrafts presented in financial liabilities

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Advanced Accelerator Applications SA

TABLE OF CONTENTS

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS			09
1.	DESCRIPTION OF THE GROUP’S BUSINESS		09
2.	MAJOR EVENTS		09
	2.1.	Acquisitions	09
		2.1.1. Acquisitions for the period 2015	09
		2.1.2. Acquisitions for the period 2014	09
	2.2.	Other significant events of the first nine months of 2015	10
	2.3.	Events after the reporting date	11
3.	SIGNIFICANT ACCOUNTING POLICIES		11
	3.1.	Statement of Compliance	11
	3.2.	Basis of preparation	12
	3.3.	IFRS standards	12
	3.4.	Changes in scope and method of consolidation	12
4.	NOTES TO THE CONDENSED CONSOLIDATED STATEMENT OF INCOME		12
	4.1.	Operating segments and entity-wide disclosures	12
	4.2.	Personnel costs	13
	4.3.	Share-based payments	14
	4.4.	Other operating expenses	15
	4.5.	Other operating income	15
	4.6.	Research and development expenditures	15
	4.7.	Finance income and finance costs	16
	4.8.	Income taxes	16
5.	NOTES TO THE CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION		16
	5.1.	Acquisition of businesses for the period 2014	16
	5.2.	Goodwill and Other intangible assets	19
		5.2.1. Change in the period	19
		5.2.2. Allocation of goodwill and Other intangible assets to cash-generating units (CGUs)	19
		5.2.3. Impairment review of intangible assets	19
	5.3.	Property, plants and equipment	20
	5.4.	Trade and other receivables	20
	5.5.	Equity	20
	5.6.	Retirement benefit schemes	21
	5.7.	Financial liabilities	21
	5.8.	Other current and non-current liabilities	22
	5.9.	Financial assets and liabilities	24
6.	RELATED PARTY DISCLOSURES		25

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Advanced Accelerator Applications SA

Advanced Accelerator Applications SA Notes to the Unaudited Condensed Consolidated Interim Financial Statements Nine months ended September 30, 2015 and 2014

Advanced Accelerator Applications SA (“AAA” or the “Company”) is incorporated in France. Its registered office is at 20 rue Rudolf Diesel, 01630 Saint Genis Pouilly, France. The condensed consolidated financial statements include those of the Company and its subsidiaries (“the Group”). Each company is referred to as a (“Group entity”). The condensed consolidated financial statements were authorized for issue by the Board of Directors on December 9, 2015.

1.	Description of the group’s business

AAA is a radiopharmaceutical company founded in 2002. It develops, produces and commercializes molecular nuclear medicine (“MNM”) diagnostic and therapeutic products. MNM is a medical specialty that uses trace amounts of radioactive compounds to create functional images of organs and lesions and to treat diseases such as cancer. The Company has a portfolio of six diagnostic positron emission tomography (“PET”) and single-photon emission computed tomography (“SPECT”) products. PET and SPECT are imaging techniques in molecular nuclear diagnostics (“MND”) with applications in clinical oncology, cardiology and neurology. AAA’s leading diagnostic product is Gluscan, its branded fluorodeoxyglucose (“FDG”) PET imaging agent. Gluscan assists in the diagnosis of serious diseases, primarily in oncology, by assessing glucose metabolism. AAA’s primary development focus is on product candidates in the field of molecular nuclear therapy (“MNT”). AAA’s lead therapeutic candidate, Lutathera, is a novel compound that it is currently developing for the treatment of Neuro Endocrine Tumors (“NETs”), a significant unmet medical need. Lutathera is a Lu-177 labeled somatostatin analogue peptide that has received orphan drug designation from the EMA and the FDA and has been approved for the treatment of NETs on a compassionate use and named patient basis in nine European countries. AAA’s pipeline also includes key product candidates Somakit, the companion PET diagnostic candidate for Lutathera and Annexin V-128, a SPECT product candidate for the imaging of apoptotic and necrotic lesions with potential applications in a broad range of indications.

In addition to its own portfolio of PET, SPECT and therapy products and product candidates, AAA manufactures several diagnostic products and product candidates for third parties, including GE Healthcare and Eli Lilly in Europe. AAA also manufactures and distributes IASOflu (bone metastases), IASOdopa (Parkinson’s disease), and IASOcholine (prostate cancer) under license from IASON.

AAA manufactures and organizes distribution for its own products and product candidates, as well as those that it manufactures for third parties, principally from its production sites in France, Italy, Spain and Portugal. In 2014, commercial operations were started at production site in Marseille, France Warsaw, Poland, and Bonn, Germany. With the addition of these three new facilities, AAA has a network of 16 production sites.

2.	Major events

2.1.	Acquisitions

2.1.1.	Acquisitions for the period 2015

There were no acquisitions in 2015.

2.1.2.	Acquisitions for the period 2014

Acquisition of Imaging Equipment Limited (IEL)

On February 14, 2014, AAA entered into an agreement to acquire 100% of the shares of Imaging Equipment Ltd (IEL), a privately-owned distributor of nuclear medicine products, based in England.

Please refer to note 5.1 for details on the acquired entity.

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Advanced Accelerator Applications SA

Acquisition of the Steripet business in Italy

On September 15, 2014, AAA Italy acquired from GE Healthcare S.r.L. its FDG-PET business. This acquisition includes the SteriPET® (FDG) Marketing Licence. This acquisition, consisting of certain assets, liabilities and legal relationships, for the most part customer relationships, allows AAA Italy to strengthen its commercial operations and to become the leader in this business in Italy. The transaction consists of cash payments of up to €697 thousand within 12 months of execution of the contract and royalty payments on sales to former SteriPET® customers of GE Healthcare Italy. The royalties will be due on sales between September 2015 and September 2017.

Please refer to note 5.1 for details on the acquired entity.

2.2.	Other significant events of the first nine months of 2015

Financing

In January 2015, AAA filed for a listing on NASDAQ and subsequently conducted an extensive roadshow in both Europe and the USA. As a result of market feedback regarding the current valuation environment for Biotech IPO’s from thought leading institutional investors, it was decided to not go ahead with the Initial Public Offering (IPO) at this time. The application with the Securities and Exchange Commission (SEC) was withdrawn on February 18, 2015. The costs incurred for legal, accounting and audit services have been expensed in the fourth quarter of 2014 (refer to the annual consolidated financial statements for the year ended December 31, 2014).

In two separate capital increases in May and June 2015, three US-based investment funds acquired newly issued AAA shares for a total amount of €23.1 million.

Group structure

The three Canadian entities AAA Canada Inc., 4549694 Canada Inc. and Atreus Pharmaceuticals Corporation merged into one single entity AAA Canada Inc. The merger is retroactive to January 1, 2015.

AAA Iberica started the construction of the Murcia Site, Spain in February.

AAA USA’s plans for a production site in Millburn, New Jersey, USA have been approved in April by the township’s planning board and the purchase of the related building has been completed.

Lutathera development

AAA finalized recruitment for NETTER-1, its pivotal Phase III trial for key drug candidate Lutathera.

In April 2015, the United States Food and Drug Administration (FDA) has granted Fast Track designation to Lutathera for the treatment of patients with inoperable, progressive, well-differentiated, Octreoscan-positive carcinoid tumors of the midgut.

In May 2015, the French National Agency for Medicines and Health Products Safety (ANSM) has granted an "Autorisation Temporaire d'Utilisation de Cohorte” (ATU de Cohorte) or Cohort Temporary Authorization for Use, for Lutathera for the treatment of midgut Neuro Endocrine Tumors (NETs).

In June 2015, AAA entered into a distribution agreement for Lutathera in Japan with Fujifilm RI Pharma.

AAA filed a New Drug Application (NDA) for Somakit with the FDA (Food and Drug Administration in the USA) on the first of July 2015. Somakit is Lutathera’s companion diagnostic. The FDA approved the application for a substantive review on August 28, 2015 and granted Priority classification.

In September 2015, the AAA substantially completed Lutathera phase III clinical trial and presented the results of the analysis on an Oral Presentation at the Presidential Session on September 27, 2015 at the ESMO conference. AAA expects the complete safety analysis for the trial to be available by the end of 2015. In addition, on the basis in part, of positive initial safety and efficacy results in earlier trials for both midgut NET’s and pNET’s, another subset of NET’s arising in the gastro-entero-pancreatic tract, physicians treating NET patients have sought and have received authorizations to use Lutathera on a compassionate use and named patient basis in the European countries.

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Advanced Accelerator Applications SA

Other products development

In March 2015, AAA has deposited the request for the Marketing Authorization for Cardiogen in France.

AAA enrolled its first patient in a Phase I/II clinical trial for its key diagnostic candidate Annexin V-128 in rheumatoid arthritis and ankylosing spondylitis.

AAA obtained two Marketing Authorizations in France for FCholine and FDopa on September 16, 2015.

Share based payment

352,500 new shares were issued to Managers of the Group on August 19, 2015.

In June 2015 the shareholders approved a warrant plan for the non-executive board members (excluding the Chairman of the Board). This plan was implemented by the Board of Directors on August 19, 2015 and 225,000 warrants could be issued at a €0.8 subscription price. This price is based on an independent expert report. In September 2015, the non-executive board members have subscribed this plan and paid for the warrants. As a consequence, 225 000 warrants were issued on September 28, 2015. Each warrant is exercisable from the date of issue until March 3, 2017 and may be exercised in exchange for one ordinary share at a price of €6.10 per share within the 18 coming months.

An additional 235,000 new shares were issued on September 6 and another 167,500 new shares were issued on September 28, 2015 to Managers of the Group. This brings the total number of shares issued at the end of the reporting period, i.e. September 30, 2015, to a total of 67,773,811.

2.3.	Events after the reporting date

AAA completed an Initial Public Offering (IPO) of 4,688,000 American Depositary Shares (“ADS”) representing 9,376,000 ordinary shares at a price of $16.00 per ADS (each ADS represents 2 ordinary shares). The ADS have been listed on the Nasdaq Global Select Market on and started trading on November 11, 2015 under the ticker “AAAP”. The overallotment option (Greenshoe) of 15% was also used immediately by the Underwriters and an additional 1,406,400 shares or 703,200 ADS were issued at the same price of US$16.00 per ADS. The total number of shares issued after the IPO is therefore 78,556,211 (equals 39,278,105.5 ADS).

On November 10, i.e. the day of the IPO pricing, the Board of Directors decided to grant 4 million stock options to AAA employees. It was authorized to do so by a shareholder resolution taken at June 29, 2015. The regular vesting period is 3 years and one option entitles to acquire one share. The exercise price of the option is US$8 which translates to US$16 per ADS. This is the first use of the stock option plan. A maximum of an additional 9 million options can be granted to AAA employees before the end of August 2018.

3.	Significant accounting policies

3.1.	Statement of Compliance

The Group’s condensed consolidated interim financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

The condensed consolidated interim financial statements as of September 30, 2015 and for the nine months ended at September 30, 2015 and 2014 are presented and have been prepared in compliance with IAS 34, Interim Financial Reporting. This standard stipulates that condensed consolidated interim financial statements do not include all the information required under IFRS for the preparation of annual consolidated financial statements. These condensed consolidated interim financial statements must therefore be read in conjunction with the consolidated financial statements for the year ended December 31, 2014. The Group’s business related to the nine-month periods ended at September 30, 2015 and 2014 does not show any significant seasonal effect.

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3.2.	Basis of preparation

The condensed consolidated interim financial statements as of September 30, 2015 and for the nine-month periods ended at September 30, 2015 and 2014 are presented in Euro, the functional currency of the company, and the values are rounded to the nearest thousand unless otherwise stated.

The condensed consolidated statement of income is presented on the basis of a classification of income and expenses by nature.

The condensed consolidated statement of cash flows has been prepared under the indirect method.

3.3.	IFRS standards

The accounting policies are consistent with those of the annual financial statements for the year ended December 31, 2014 as described in the consolidated financial statements for the year ended December 31, 2014, with the exception of the adoption as of January 1, 2015 of the standards and interpretations described below:

•	Amendments to IAS 19 : Defined Benefit Plans : contributions

•	Annual Improvements to IFRSs 2010-2012 Cycle

•	Annual improvements to IFRSs 2011-2013 Cycle

The adoption of the above standards did not result in any significant impact in these condensed consolidated interim financial statements.

3.4	Changes in scope and method of consolidation

There were no changes in the scope and method of consolidation in 2015.

On February 14, 2014, AAA entered into an agreement to acquire 100% of the shares of Imaging Equipment Ltd (IEL), a privately-owned distributor of nuclear medicine products, based in England, as explained in notes 2.1.2. and 5.1.

On September 15, 2014, AAA Italy acquired from GE Healthcare S.r.L. its FDG-PET business as explained in notes 2.1.2. and 5.1.

4.	Notes to the condensed consolidated statement of income

4.1	Operating segments and entity-wide disclosures

Operating segment

In compliance with IFRS 8 Operating Segments, the segment information is based on internal management reports used by the Board of Directors (the chief operating decision maker of the Group) to review the performance of the business. There is only one operating segment in the Group and its performance is shown in the condensed consolidated statement of income.

Entity-wide disclosures

Other required entity-wide disclosures in accordance with IFRS 8 are presented below:

Sales by product category

In € thousands	Three months ended		Nine months ended
	09.30.2015	09.30.2014	09.30.2015	09.30.2014
PET	14,677	12,228	43,913	35,036
SPECT	2,403	1,390	6,398	5,757
Therapy	3,320	1,489	7,716	3,993
Other products	2,764	1,830	8,111	5,380
Total	23,164	16,937	66,138	50,166

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Geographical information

The two tables that follow show the Group’s sales and non-current assets by country. In presenting the following information, sales disclosures are based on the location of customers and asset disclosures on the location of the sites of Group entities.

Sales by country

In € thousands	Three months ended		Nine months ended
	09.30.2015	09.30.2014	09.30.2015	09.30.2014
France	7,140	6,384	20,473	18,819
Italy	5,815	3,799	17,126	12,742
United Kingdom	4,283	2,257	11,312	6,148
Spain	2,312	1,703	7,065	4,809
Switzerland	1,287	751	3,672	2,342
Portugal	1,008	812	2,776	2,338
Israel	703	981	1,996	2,236
Germany	523	241	1,415	711
Poland	93	9	303	16
Canada	-	-	-	5
Total	23,164	16,937	66,138	50,166

Non-current assets by country

In € thousands	09.30.2015	09.30.2014
France	25,883	27,939
United States	21,149	15,525
Spain	18,098	15,661
Italy	15,554	17,002
Israel	12,629	11,923
Germany	8,677	9,026
Canada	5,497	5,848
United Kingdom	1,384	1,580
Portugal	544	689
Switzerland	170	192
Poland	158	181
Total	109,743	105,566

The schedule of non-current assets by geographical location excludes financial and deferred tax assets.

4.2	Personnel costs

Personnel costs are analyzed as follows:

In € thousands	Three months ended		Nine months ended
	09.30.2015	09.30.2014	09.30.2015	09.30.2014
Wages and salaries	5,348	3,997	14,734	9,656
Social charges	1,474	1,073	4,030	3,076
Share-based payments	310	627	1,145	1,739
Other personnel expenses	403	141	596	373
Total	7,535	5,838	20,505	14,844

Personnel costs include in the nine months ended September 30, 2015 the one-time bonus to pay to certain members of the management for an amount of €1.2 million (see note 6).

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The table below shows AAA personnel by country as of September 30, 2015 and 2014.

In € thousands	09.30.2015	09.30.2014
Italy	121	113
France	108	95
Spain	45	37
United Kingdom	22	18
United States	20	8
Israel	16	14
Portugal	16	13
Poland	14	10
Switzerland	12	4
Germany	11	11
Canada	1	1
Total	386	324

4.3	Share-based payments

The expense recognized for share-based payments amounts to €1.15 million for the nine months ended September 30, 2015 compared with €1.74 million for the nine months ended September 30, 2014 and €0.310 million for the three months ended September 30, 2015 compared with €0.627 million for the three months ended September 30, 2014This expense is recorded within Personnel costs.

Share-based payments consist of restricted (free) share plans for Group management. The fair value of the share grants was fixed by reference to the subscription price of share capital increases carried out closest to the dates of free share grants.

There are no vesting conditions, except for a service condition.

Grant date	06/2009	08/2009	11/2010	12/2011	01/2012	12/2012	08/2013	11/2014	05/2015
Number of shares granted	690,000	40,000	370,000	370,000	15,000	562,500	477,500	155,000	160,000
Fair value at grant date (€)	2.5	2.5	2.5	4.0	4.0	4.0	5.0	5.0	6.1
Total fair value (€)	1,725,000	100,000	925,000	1,480,000	60,000	2,250,000	2,387,500	775,000	976,000
Vesting period (in years)*	2	2	2	2	2	2	2	2	2

*except for Italian employees for whom the vesting period has been extended to 4 or 5 years for tax purposes in accordance with the shareholders meeting decision of December 16, 2014 and the Board of Directors’ decision of February 26, 2015.

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Advanced Accelerator Applications SA

4.4	Other operating expenses

In € thousands	Three months ended		Nine months ended
	09.30.2015	09.30.2014	09.30.2015	09.30.2014
External R&D Services	(2,233)	(1,771)	(7,994)	(5,526)
Transport	(2,527)	(1,287)	(7,563)	(5,911)
Consulting and other professional services	(1,760)	(661)	(4,519)	(2,079)
Lease and other administrative expenses	(951)	(602)	(2,760)	(1,968)
Repairs and maintenance	(916)	(1,020)	(2,374)	(2,069)
Travel Expenses	(422)	(384)	(1,382)	(1,136)
Other	(173)	(448)	(1,366)	(1,499)
Energy	(365)	(313)	(1,020)	(878)
Royalties and Licensing fees	(285)	(242)	(937)	(770)
Communications	(385)	(222)	(890)	(448)
Taxes	(203)	(126)	(818)	(457)
Allowance for doubtful accounts	40	(44)	(150)	(76)
Subcontractors	(21)	272	(106)	(86)
Total	(10,201)	(6,848)	(31,879)	(22,903)

Consulting and other professional services costs include in the nine months ended September 30, 2015 the compensation to pay to the Chairman of the Board for €1 million (see note 6).

4.5	Other operating income

Government subsidies consist for the most part of the French research tax credit (CIR).

In € thousands	Three months ended		Nine months ended
	09.30.2015	09.30.2014	09.30.2015	09.30.2014
Government subsidies	1,437	793	3,676	2,540
Net gain / (loss) on disposal of non-current assets	10	10	3	(16)
Other operating income	86	69	531	814
Total	1,533	872	4,210	3,338

4.6	Research and development expenditures

In € thousands	Three months ended		Nine months ended
	09.30.2015	09.30.2014	09.30.2015	09.30.2014
Personnel costs (including share-based payments for R&D personnel)	(407)	(496)	(1,720)	(1,626)
Other operating costs	(2,714)	(2,116)	(8,990)	(5,767)
Total expenditures on R&D projects	(3,121)	(2,612)	(10,710)	(7,393)

Total expenditures on R&D projects mainly include external fees, personnel costs, depreciation on fixed assets, transport and consumables costs.

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Advanced Accelerator Applications SA

4.7	Finance income and finance costs

The change in the fair value of contingent consideration is mainly attributed to the change in the fair value of the contingent consideration payable to the former owners of Advanced Accelerator Applications USA, Inc. Refer to note 5.8 for further details.

In € thousands	Three months ended		Nine months ended
	09.30.2015	09.30.2014	09.30.2015	09.30.2014
Change in fair value of contingent consideration	-	2,579	-	1,256
Other	55	-	141	63
Total finance income	55	2,579	141	1,319

In € thousands	Three months ended		Nine months ended
	09.30.2015	09.30.2014	09.30.2015	09.30.2014
Change in fair value of contingent consideration	(791)	(52)	(4,341)	(162)
Interest expenses	(244)	(261)	(584)	(713)
Net foreign exchange income / (loss)	200	394	19	321
Other	(132)	(84)	(372)	(247)
Total finance costs	(967)	(3)	(5,278)	(801)

4.8	Income taxes

Income tax expense represents the best estimate of the average annual effective tax rate expected for the full year, applied to the pre-tax income of the nine month period.

As at September 30, 2015 the consolidated income tax expense amounted to €0.982 million compared to €1.683 million for the same period in 2014 and €0.293 million for the three months ended September 30, 2015 compared to €0.991 million for the same period in 2014.

The change in effective tax rate is explained by the increase in available tax loss carryforwards mainly in France for which no deferred tax asset was recognized because this entity is not likely to have taxable income in the foreseeable future. The decrease is also explained by the implementation of the tax consolidation in Spain.

5.	Notes to the condensed consolidated statement of financial position

5.1	Acquisition of businesses for the period 2014

Acquisition of Imaging Equipment (IEL) Ltd.

On February 14, 2014, the Group obtained control of Imaging Equipment Limited (IEL) by acquiring 100% of its issued share capital. IEL is a privately-owned distributor of nuclear medicine products, based in England. This acquisition continues AAA’s international expansion, giving it a direct distribution presence in the UK and Ireland and an established sales and marketing platform.

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Advanced Accelerator Applications SA

Recognized amounts of identifiable assets acquired and liabilities assumed (in thousands) Customer relationships	£ 1,424	€ 1,742
Property, plant and equipment	57	70
Investments	20	24
Inventory	406	497
Trade receivables	1,710	2,091
Cash and cash equivalent	296	362
Loans	(21)	(26)
Other debt	(1,961)	(2,398)
Deferred tax liabilities	(299)	(366)
Total net assets acquired	1,632	1,996

Negative Goodwill	(77)	(94)
Total consideration	1,555	1,902

Satisfied by:
Cash	350	428
Equity instruments (294,743 ordinary shares at €5)	1,205	1,474
Total consideration transferred	1,555	1,902

Net cash outflow arising on acquisition
Cash	350	428
Less: cash and cash equivalents acquired	(296)	(362)
	54	66

The valuation technique used for measuring the acquired customer relationship was the multi-period excess earnings method. There was no other significant tangible or intangible asset.

Following this acquisition, negative Goodwill of €94 thousand was recognized in other operating income in the condensed consolidated income statement of the Group at September 30, 2014.

The fair value of the 294,743 ordinary shares issued as part of the consideration paid for IEL

(€1,474 thousand) was assessed on the basis of a capital increase of new shares that were issued on the same day as the IEL acquisition. Shareholders and new investors paid a total of €41 million for these shares i.e a price of €5 per share.

IEL contributed €6.1 million to the Group’s revenue and €0.4 million to the Group’s profit for the period between the date of acquisition and September 30, 2014.

If the acquisition of IEL had been completed on the first day of the financial year 2014, group revenues for the period ended September 30, 2014 would have been approximately €51.9 million and the contribution to the Group’s income would have been €0.6 million.

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Advanced Accelerator Applications SA

Acquisition of the SteriPet business of GE Healthcare S.r.L in Italy

On September 15, 2014, AAA Italy acquired from GE Healthcare S.r.L. its FDG-PET business. This acquisition includes the SteriPET® (FDG) Marketing Licence. This acquisition, consisting of certain assets, liabilities and legal relationships, for the most part customer relationships, allows AAA Italy to strengthen its commercial operations and to become the leader in this business in Italy. The transaction consists of cash payments of up to €697 thousand within 12 months of execution of the contract and royalty payments on sales to former SteriPET® customers of GE Healthcare Italy. The royalties will be due on sales between September 2015 and September 2017. The costs related to this acquisition are not significant and were expensed as incurred.

Recognized amounts of identifiable assets acquired and liabilities assumed (in thousands)
		€
Customer relationships		$1,089
License		100
Property, plant and equipment		33
Inventory		71
Trade receivables		142
Other debt		(38)
Deferred tax liabilities		(342)
Goodwill		200
Total consideration		1,255
Satisfied by:
Cash		495
Contingent consideration	(1)	760
Total consideration transferred		1,255

The Group has filed with the U.S. Securities and Exchange Commission (SEC) interim condensed consolidated financial statements for the nine month period ended September 30, 2014 on January 5, 2015. Some adjustments in the recognized amounts of identifiable assets acquired and liabilities assumed were made to the provisional amounts recorded at September 30, 2014. These adjustments result from additional information obtained after the acquisition date and are not significant.

(1) Contingent consideration

The Group has agreed to pay the selling shareholders a contingent consideration in cash. The amount has been estimated at acquisition date as follows:

•	€200 thousands payable on September 15, 2015 provided that one of the suppliers is still regularly supplying. The contribution to the contingent consideration transferred is € 196 thousand which corresponds to the present value of €200 thousand discounted at 3% from the payment date.

•	€564 thousand of estimated royalties to be paid on future net sales to existing customers between September 15, 2015 and September 15, 2017.

The valuation technique used for measuring the acquired customer relationship was the multi-period excess earnings method. There was no other significant tangible or intangible asset.

Following this acquisition, Goodwill of €200 thousand was recognized at December 31, 2014.

The goodwill is entirely attributable to AAA Italy, which is considered as a separate CGU (cash generating unit) within the Group.

This acquisition had no significant impact on the Group’s revenues and income for the nine months ended September 30, 2014.

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Advanced Accelerator Applications SA

5.2	Goodwill and Other intangible assets

5.2.1	Change in the period

The carrying amount of the Goodwill and other intangible assets was €53.8 million at December 31, 2014 and increased to €53.9 million at September 30, 2015, the increase is mainly attributable to translation differences. Goodwill increased from €21.4 million at December 31, 2014 to €22.2 million at September 30, 2015. This change is due to translation differences on the Goodwill of the Israel, Canada and USA CGUs.

5.2.2	Allocation of goodwill and Other intangible assets to cash-generating units (CGUs)

The Group has allocated goodwill and other intangible assets to its CGUs. The CGUs correspond to each of the countries in which the Group operates. The exception is Italy where we recognize Gipharma and AAA Italy as two separate CGUs. The carrying amount of goodwill and other intangible assets allocated is as follows:

	09.30.2015
In € thousands	Goodwill	Acquired IPR&D	Accumulated impairment	Total

USA	4,036	11,782	-	15,818
Israel	8,192	-	-	8,192
Spain	6,261	-	-	6,261
Canada	554	4,942		5,496
Gipharma	1,947	-	-	1,947
Germany	1,065	-	-	1,065
Italy	200	-	-	200
Portugal	1,855	-	(1,855)	-
Total	24,110	16,724	(1,855)	38,979

	12.31.2014
In € thousands	Goodwill	Acquired IPR&D	Accumulated impairment	Total

USA	3,720	10,860	-	14,580
Israel	7,595	-	-	7,595
Spain	6,261	-	-	6,261
Canada	589	5,258	-	5,847
Gipharma	1,947	-	-	1,947
Germany	1,065	-	-	1,065
Italy	200	-	-	200
Portugal	1,855	-	(1,855)	-
Total	23,232	16,118	(1,855)	37,495

5.2.3	Impairment review of intangible assets

The carrying amounts of Goodwill and other intangibles with indefinite useful lives are reviewed for impairment annually, at year end, and whenever events or circumstances indicate that they may be impaired. An impairment charge is recognized when the recoverable value of an intangible asset becomes lower than its carrying amount.

No trigger event occurred during the period that would indicate the need for impairment.

Please refer to year-end financial statements for details on the latest annual impairment tests that were carried out, including sensitivity analysis and principal assumptions used.

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Advanced Accelerator Applications SA

5.3	Property, plants and equipment

For the nine months ended September 30, 2015, the Group incurred costs of approximately €4.3 million on the new site currently under construction in the USA, €3.5 million on the new site currently under construction in Spain and approximately €2 million on new equipment and replacement investments in its existing sites in Italy, France, Israel, Germany, Portugal, United Kingdom, Poland and Switzerland.

5.4	Trade and other receivables

Trade and other receivables are as follows:

In € thousands	09.30.2015	12.31.2014
Gross value	28,064	20,557
Allowance for doubtful accounts	(775)	(504)
Total	27,289	20,053

5.5	Equity

At September 30, 2015, the share capital consists of 67,773,811 fully paid-up ordinary shares, with a nominal value of €0.10 per share.

Five increases of share capital took place during the period:

•	On May 28, 2015,

o	1,459,660 shares have been issued at a price of €6.10 per share following the extraordinary general meeting held on December 16, 2014;

•	On June 17, 2015,

o	2,330,110 shares have been issued at a price of €6.10 per share following the extraordinary general meeting held on December 16, 2014.

•	On August 19, 2015,

o	352,500 new shares were issued and allocated free to Group employees.

•	On September 6, 2015,

o	235,000 new shares were issued and allocated free to Group employees.

•	On September 28, 2015,

o	167,500 new shares were issued and allocated free to Group employees.

At December 31, 2014, the share capital consisted of 63,229,041 fully paid-up ordinary shares, with a nominal value of €0.10 per share.

Three increases of share capital took place during that year:

•	On February 14, 2014,

o	8,212,295 shares have been issued at a price of €5 per share following the extraordinary general meeting held on April 11, 2013;

o	294,743 shares were issued in relation with acquisition of IEL;

o	40,000 new shares were issued and allocated free to Group employees.

•	On March 27, 2014, the Board of Directors decided to issue 241,114 ordinary shares, increasing the share capital by €24,111.40.

•	On October 16, 2014, 295,000 ordinary shares were issued and allocated for free to Group employees, increasing the share capital by €29,500.

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Advanced Accelerator Applications SA

Basic and diluted earnings per share

	Three months ended			Nine months ended
	Net profit / (loss) (in € thousands)	Average number of shares outstanding	Earnings per share (EUR)	Net loss (in € thousands)	Average number of shares outstanding	Earnings per share (EUR)

09.30.2015	(1,818)			(10,281)
Basic earnings per share		67,097,694	(0,03)		64,886,344	(0,16)
Diluted earnings per share		67,097,694	(0,03)		64,886,344	(0,16)

09.30.2014	855			(1,548)
Basic earnings per share		63,999,041	0,01		62,514,233	(0,02)
Diluted earnings per share		63,999,041	0,01		62,514,233	(0,02)

Free shares vested but not yet issued are included in the average number of shares outstanding.

The average number of shares as at September 30, 2014 includes 1,065,000 shares granted to employees in the prior years and fully vested but not yet issued by the Company at the request of the employees.

Free shares granted to employees but not yet vested at September 30, 2015 and September 30, 2014 are not considered for diluted earnings per share calculation as they would reduce the loss per share.

5.6	Retirement benefit schemes

The defined benefit obligation as at September 30, 2015 is estimated, using the latest actuarial valuation as at December 31, 2014. There have not been any significant fluctuations or one-time events since that date, which would require adjustments to the actuarial assumptions made at December 31, 2014.

5.7	Financial liabilities

Financial liabilities by category

In € thousands	09.30.2015	12.31.2014
Finance lease obligations	7,094	8,440
Bank overdraft	6	-
Loans	16,088	18,446
Total (1)	23,188	26,886

(1)	Including as at September 30, 2015, €9.3 million guaranteed by equipment, land and by a mortgage for a building (€10.9 million as at December 31, 2014); loans amounting to €3.7 million have an OSEO-issued guarantee (€4.5 million as at December 31, 2014). OSEO is now part of the Banque Publique d’Investissement (BPI).

Financial liabilities by date of maturity

	09.30.2015
In € thousands	< 1 year	1-5 years	> 5 years	Total
Finance lease obligations	1,892	4,162	1,040	7,094
Bank overdrafts	6	-	-	6
Loans	3,705	8,130	4,253	16,088
Total	5,603	12,292	5,293	23,188

	09.30.2015
In € thousands	< 1 year	1-5 years	> 5 years	Total
Finance lease obligations	1,941	4,927	1,572	8,440
Loans	3,967	9,678	4,801	18,446
Total	5,908	14,605	6,373	26,886

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Advanced Accelerator Applications SA

Financial liabilities by type of interest rate

In € thousands	average interest rate 2015	09.30.2015	12.31.2014
Fixed rates	2.67%	16,974	19,963
Floating rates	1.91%	6,214	6,923
Total		23,188	26,886

5.8	Other current and non-current liabilities

In € thousands	09.30.2015	12.31.2014
Due to former owners of acquired companies (1)	39,713	36,125
Government subsidies	998	1,142
Other non-current liabilities	40,711	37,267

Due to former owners of acquired companies (1)	2,978	2,425
Tax, personnel and social charges	9,166	7,224
Other (2)	4,206	2,770
Other current liabilities	16,350	12,419

(1)	The Group is obligated to pay contingent considerations to the former owners of acquired companies, as defined under the respective acquisition agreements.

(2)	Other current liabilities include mainly deferred income.

The principal contingent consideration concerns Advanced Accelerator Applications USA, Inc. This contingent consideration includes 4 fixed tranches payable in cash and shares of the Company on reaching certain milestones as defined by the contract. These milestones are based on different stages of the development of Lutathera. As of September 30, 2015 the first two milestones, as defined in the contract, have been met and paid.

The contingent consideration also includes a variable tranche based on a percentage of future Lutathera worldwide sales. At September 30, 2015 the main assumptions used in calculating the amount of this fixed and variable contingent consideration are the following:

•	Future sales of Lutathera: determined by using the most recent Group business plans; and

•	Probability of occurrence: 80% (67 % since 2012 and 50% in 2011) for tranches subject to milestones that have not yet been reached. This percentage was reestimated as at September 30, 2015 by the Company based on the current stage of the product development; and

•	Discount rate of 10%: this reflects the time value of money and the estimated risk of not realizing the future cash flows.

On this basis, the contingent consideration amounted to €33 million and €29.8 million, at September 30, 2015 and December 31, 2014, respectively. The resulting finance charge of €3.2 million over the nine month period is mainly due to the unwinding of the discounting and the exchange rate variation of the US$ to the €; the increase in the liability resulting from the increase of the probability of occurrence form 67% to 80% as the Company has substantially completed Lutathera phase III development at September 30, 2015, was offset by the updating of the business plan on future sales of lutathera. The Company revised the business plan of future sales of Lutathera to take into account some modified assumptions. These consist primarily of a revised sales launch schedule for some countries in Europe compared to the previously assumed one single launch date for all these European countries.

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Advanced Accelerator Applications SA

was to be increased to 100%, the contingent consideration would have amounted to €41.3 million at September 30, 2015.

An increase or decrease of 1 percentage point in the discount rate would lead to a decrease or an increase of €1.9 million, respectively. An increase or decrease of 5 percentage point in the US$ against the € would lead to a decrease or an increase of €1.2 million, respectively.

On December 18, 2014, the Group acquired the remaining 49.9% non-controlling interest in Atreus Pharmaceuticals Corporation. As a result of this acquisition, AAA holds 100% of Atreus Pharmaceuticals Corporation. The consideration to be paid for this acquisition is composed of fixed anniversary and milestone payments prior to having obtained marketing authorization for Annexin and of a contingent consideration based on a low single-digit percentage royalty on sales of Annexin for a duration of 10 years following Marketing Authorization.

At September 30, 2015, the main assumptions used in calculating the amount of this fixed and variable contingent consideration are the following:

•	Regulatory approval obtained in 2019, (assumed in 2018 until June 30,2015);

•	Future sales of Annexin based on the most recent business plan;

•	Probability of occurrence: 100% for payment of the first anniversary date in December 2015, 30% for further anniversary and milestone payments and of 30% for royalty payments; These percentages were estimated by the Company based on the current stage of product development; and

•	Discount rate of 10% to reflect the time value of money and the estimated risk of realizing future cash flows.

On this basis, the contingent consideration amounted to €6.3 million and €6 million at September 30, 2015 and December 31, 2014 respectively. The resulting finance charge of €0.3 million over the nine month period is mainly due to the updating of the business plan on future sales of Annexin and the exchange rate variation of the CA$ to the €. The Company revised the business plan on future sales of Annexin. The changes are primarily due to the fact that a first potential indication for Annexin was replaced with a different, more promising, indication. This results in a delayed start of sales with a Marketing Authorization and higher amount of royalties to pay over the contractually relevant period.

If the probability of occurrence was to be increased to 100%, the contingent consideration would have amounted to €20.4 million at September 30, 2015. An increase or decrease of 1 percentage point in the discount rate would lead to a decrease or an increase of €0.5 million, respectively. An increase or decrease of 5 percentage point in the CA$ against the € would lead to a decrease or an increase of €0.3 million, respectively.

The remaining debt to former owners of acquired companies of €3.3 million as at September 30, 2015 (€2.7 million as at December 31, 2014) comprises €2 million for the acquisition of Cadisa and Barnatron in 2012 and €1.3 million (€0.7 million as at as at December 31, 2014) for the acquisition of the Steripet business of GE Healthcare S.r.L in Italy in 2014. The resulting finance charge of €0.6 million for the acquisition of the Steripet business over the nine month period is mainly due to the updating of the future sales.

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Advanced Accelerator Applications SA

5.9	Financial assets and liabilities

The fair values and the carrying amounts of financial assets and liabilities are summarized as follows:

09.30.2015
In € thousands	Carrying amount						Fair value
	Level	Designated at fair value	Loans and receivables	Available-for-sale	Other financial liabilities	Total
Measured at fair value
Available-for-sale financial assets	(2)	-	-	51	-	51	51
Total measured at fair value		-	-	51	-	51	51
Not measured at fair value
Trade receivables and other Receivables	(2)	-	27,289	-	-	27,289	27,289
Other assets	(2)	-	13,193	-	-	13,193	13,193
Guarantee deposits	(2)	-	1,382	-	-	1,382	1,382
Cash and cash equivalents	(2)	-	52,291	-	-	52,291	52,291
Total not measured at fair value		-	94,155		-	94,155	94,155
Total financial assets		-	94,155	51	-	94,206	94,206
Measured at fair value
Debt due to former owners of acquired companies	(3)	42,691	-	-	-	42,691	42,691
Total measured at fair value		42,691	-	-	-	42,691	42,691
Not measured at fair value
Financial liabilities	(2)	-	-	-	23,188	23,188	23,990
Trade payables	(2)	-	-	-	14,911	14,911	14,911
Other liabilities	(2)	-	-	-	14,370	14,370	14,370
Total not measured at fair value		-	-	-	52,469	52,469	53,271
Total financial liabilities		42,691	-	-	52,469	95,160	95,962

(1)	Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the entity can access at the measurement date.

(2)	Level 2 inputs are inputs, other than quoted prices included within level 1, that are observable for the asset or liability, either directly or indirectly; and

(3)	Level 3 inputs are unobservable inputs for the asset or liability.

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Advanced Accelerator Applications SA

12.31.2014
In € thousands	Carrying amount						Fair value
	Level	Designated at fair value	Loans and receivables	Available-for-sale	Other financial liabilities	Total
Measured at fair value
Available-for-sale financial assets	(2)	-	-	98	-	98	98
Total measured at fair value		-	-	98	-	98	98
Not measured at fair value
Trade receivables and other receivables	(2)	-	20,053	-	-	20,053	20,053
Other current assets	(2)	-	10,160	-	-	10,160	10,160
Guarantee deposits	(2)	-	1,861	-	-	1,861	1,861
Cash and cash equivalents	(2)	-	45,096	-	-	45,096	45,096
Total not measured at fair value		-	77,170	-	-	77,170	77,170
Total financial assets		-	77,170	98	-	77,268	77,268
Measured at fair value
Debt due to former owners of acquired companies	(3)	38,550	-	-	-	38,550	38,550
Total measured at fair value		38,550	-	-	-	38,550	38,550
Not measured at fair value
Financial liabilities	(2)	-	-	-	26,886	26,886	27,595
Trade payables	(2)	-	-	-	12,156	12,156	12,156
Other liabilities	(2)	-	-	-	11,136	11,136	11,136
Total not measured at fair value		-	-	-	50,178	50,178	50,887
Total financial liabilities		38,550	-	-	50,178	88,728	89,437

(1)	Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the entity can access at the measurement date.

(2)	Level 2 inputs are inputs, other than quoted prices included within level 1, that are observable for the asset or liability, either directly or indirectly; and

(3)	Level 3 inputs are unobservable inputs for the asset or liability.

6	Related party disclosures

The Board of Directors decided to increase the salaries of the three most senior managers of the company as of January 2015 to align them to comparable companies.

We have agreed to pay to the Chairman of the Board a cash payment equivalent to 0.2% of the number of the ordinary shares issued and outstanding prior to the offering, multiplied by the public offering price per ordinary share upon the listing of our shares on a public stock exchange. In addition, the Board of Directors in its meeting at September 17, 2015 decided to pay certain members of the management a one-time bonus upon the successful completion of the offering in an amount of €1.2 million.

As of September 30, 2015 no new other transaction has been entered into with a member of the Group’s executive bodies or with any of the principal shareholders.

September 30, 2015 and 2014	25